UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D, Amendment No. 2
Under the Securities Exchange Act of 1934
____________________

RECOVERY ENERGY, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

75626X103
(CUSIP Number)

Edward Mike Davis
200 Rancho Circle
Las Vegas, Nevada 89107

Copy to:
Henry Lichtenberger, Esq.
Sklar Williams LLP
8363 West Sunset Road, Suite 300
Las Vegas, Nevada 89113
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2010
 (Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75626X103	Page 2 of 4

1.	NAMES OF REPORTING PERSON Edward Mike Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,500,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 6,500,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	The ownership percentage is based on the total number of shares issued and outstanding by the Issuer as of May 26, 2010 which equaled 21,473,328 shares.

Item 1.    Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.0001 par value per share

Issuer:    Recovery Energy, Inc.
1515 Wynkoop Street, Suite 200
Denver, Colorado 80202

Item 2.    Identity and Background

(a)	Edward Mike Davis
(b)	200 Rancho Circle, Las Vegas, Nevada 89107
(c)	Business Executive
(d)	Not applicable
(e)	Not applicable
(f)	United States

Item 3.   Source and Amount of Funds or Other Consideration

On May 15, 2010 the Company entered into a Purchase Agreement (as amended on May 25, 2010) with Edward Mike Davis, L.L.C., a Nevada limited liability company and Spottie, Inc., a Nevada corporation for the purchase of certain oil and gas interests in approximately 60,000 acres located in Banner and Kimball Counties, Nebraska and Laramie and Goshen Counties, Wyoming. The purchase price consists of $20,000,000 and 2,000,000 shares of the Company's common stock.  All of the shares of the common stock were issued to Edward Mike Davis, L.L.C.   Edward Mike Davis, L.L.C. and Spottie, Inc. are entities in which the Reporting Person is the sole member and manager and sole shareholder, officer and director, respectively.  The Reporting Person indirectly owns 6,500,000 shares of the Issuer’s common stock (including the 2,000,000 issued in this purchase), representing 30.3% of the outstanding shares of the Issuer’s common stock as calculated pursuant to Section 13 above and Item 5 below.  A copy of the initial Purchase Agreement was filed as Exhibit 10.1 to the Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Issuer on May 20, 2010 along with a complete description of the transaction between the Reporting Person and the Issuer.

Item 4.   Purpose of Transaction

The Reporting Person acquired the securities described in this Schedule 13D as consideration for sales of certain assets to the Issuer as described in Item 3.  The Reporting Person does not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D.  The Reporting Person reserves the rights to purchase additional shares, enter into other transactions to sell assets to the Issuer, dispose of all or some of the shares from time to time, or continue to hold the shares.

Item 5.   Interest in Securities of the Issuer

(a)	6,500,000; 30.3%(1)
(b)	6,500,000; 30.3%(1)
(c)	None
(d)	None
(e)	Not applicable
_____________________
(1)	The ownership percentage is based on the total number of shares issued and outstanding by the Issuer as of May 26, 2010 which equaled 21,473,328 shares.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7                                Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2010	By:	/s/ Edward Mike Davis
Edward Mike Davis